Danaher Corporation (DHR)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Danaher Corporation shareholder since 2010

In Support of Proposal 5 – Independent Board Chairman

It makes sense to vote for Proposal 5 because the Chairman of the Danaher Board is not an independent Chairman. Danaher Chairman Steven Rales co-founded Danaher 40-years ago. Plus Mr. Rales has his brother on the Danaher Board who also chairs a Board committee.

And Ms. Linda Filler, Lead Director, has 18-years long tenure. As director tenure goes up director independence goes down. Proposal 5 points out this unfortunate tendency and the Board did not challenge this tendency.

It is particularly important that the board did not challenge the tendency of director independence going down with long tenure because the Danaher Board has a big slate of long tenure directors:

Five directors have from 20 to 40-years long tenure:

John Schwieters	20-years
Alan Spoon	24-years
Mitchell Rales	40-years
Steven Rales	40-years
Walter Lohr	40-years

This is all the worse because these long-tenured directors chair the most important Danaher Board Committees. Shareholders have the option of voting against these long-tenure directors. They will still be elected because they are unopposed but against votes will send a message that the Board is sorely in need of refreshment. Plus Danaher stock is down from $300 a year ago and the days of steady growth may be over.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.